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VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance Securities and Exchange Commission	Houston London Los Angeles Madrid Milan	Silicon Valley Singapore Tokyo Washington, D.C.

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director Karen Ubell, Staff Attorney Joel Parker, Senior Staff Accountant Tabatha Atkins, Staff Accountant

Re:	ChemoCentryx, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 6, 2012 File No. 333-177332

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated December 2, 2011 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of ChemoCentryx, Inc. (“ChemoCentryx” or the “Company”) as set forth below. Simultaneously with the filing of this letter, ChemoCentryx is submitting via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.

ChemoCentryx’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and ChemoCentryx’s response for each item below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 55

January 6, 2012

1.	Please refer to your response to our comment 14. Please note we may have additional comments when the actual IPO range is known.

ChemoCentryx’s Response: ChemoCentryx acknowledges the Staff’s comment and confirms that once it can reasonably estimate the IPO price, it will qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

Business, page 64

2.	Please revise your disclosure with respect to your completed and ongoing clinical trials to indicate where such trials were conducted or are being conducted. For planned future trials, please indicate where you expect such trials will be conducted.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 65 and 66 of the Amendment.

Government Regulation, page 94

3.	We note your disclosure beginning on page 95 with respect to the submission of foreign clinical trial data in support of an NDA and your intent to use such foreign clinical trial data collected from the PROTECT-1 clinical trial in support of future FDA marketing applications for Traficet–EN. Please expand your disclosure to identify, as applicable, your other foreign clinical trials and related drug candidates for which you also intend to pursue this strategy with respect to future FDA marketing applications.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 96 of the Amendment.

Principal Stockholders, page 134

4.	We note your response to our prior comment 20 and reissue our comment. Please provide your beneficial ownership disclosure as of the most recent practicable date at time of filing.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 138 to 141 of the Amendment.

Notes to Consolidated Financial Statements

11. Equity Incentive Plans.

Stock-based Compensation, page F-20

5.	Please refer to your response to our comment 21. Please further revise your disclosure to clarify whether you used implied volatility, historical volatility, or a combination of both. Refer to Question Five of SAB Topic 14D1.

January 6, 2012

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment to clarify that historical volatility was used. Please refer to the revisions on page F-21 of the Amendment.

13. Government Research and Contract Grant, page F-22

6.	Please refer to your response to our comment 22. Please revise your disclosure to explicitly state, if true, that there are no additional stipulations surrounding the grant received from United States Department of the Treasury.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment in accordance with the Staff’s comment to clarify that there were no remaining performance obligations, as of December 31, 2010, under the grants received from the United States Department of the Treasury. Please refer to the revisions on page F-22 of the Amendment.

Notes to Condensed Consolidated Financial Statements

4. Related Party Transactions

Glaxo Group Limited, page F-34

7.	Please refer to your response to our comment 23. Please tell us, and revise your disclosure to address the following:

a. For the milestone aggregations relating to “filing of an NDA” and “comparable filings”, as well as the “regulatory approval of products for commercial sale”, please disaggregate the amounts within each category based on achievements relating to the United States versus “other territories”;

b. Please disclose the triggering events for the “sales milestones”;

c. For each individually significant milestone under this agreement, please disclose the amount of the milestone payment and the likelihood of achievement; and

d. Provide revisions to your disclosure clarifying the risks and uncertainties surrounding the milestone payments, as indicated in your response.

ChemoCentryx’s Response: ChemoCentryx has revised the Amendment to disaggregate the milestone disclosures between the United States and other territories. The Company has also revised the Amendment to include the risks and uncertainties surrounding the milestone payments. Please refer to the revisions on pages F-34 and F-35 of the Amendment. However, ChemoCentryx respectfully submits that the disclosure of the likelihood of achievement of these milestones is highly speculative and not otherwise required by U.S. GAAP. ChemoCentryx believes that the disclosure of the risks and uncertainties surrounding the milestone payments provides investors with the most significant factors to consider in evaluating the likelihood of achievement.

January 6, 2012

With respect to disclosing the triggering events for “sales milestones,” ChemoCentryx respectfully notes that the definition of a “milestone” included in Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method, is an event that can only be achieved based in whole or in part on the vendor’s performance. Furthermore, the definition of a “milestone” excludes events for which the occurrence is the result of a counterparty’s performance. Under the GSK Agreement, the sales and marketing activities would be undertaken by GSK and the “sales milestones” would result solely from the performance of GSK. Accordingly, it is ChemoCentryx’s belief that the “sales milestones” do not meet the definition of a “milestone” for purposes of U.S. GAAP and, consequently, ChemoCentryx respectfully suggests that the triggering events for such “sales milestones” are not required to be disclosed under guidance of ASC 605-28-50-2.

* * *

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan

of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas J. Schall, Ph.D., ChemoCentryx, Inc.
Susan M. Kanaya, ChemoCentryx, Inc.
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP
Thomas A. Edwards, Esq., Latham & Watkins LLP

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